Exhibit 99.3

Cameco Corporation

2015 condensed consolidated interim financial statements

(unaudited)

April 28, 2015

Cameco Corporation

Consolidated statements of earnings

(Unaudited)	Note	Three months ended
($Cdn thousands, except per share amounts)		Mar 31/15	Mar 31/14
Revenue from products and services		$565,767	$419,229
Cost of products and services sold		376,371	245,296
Depreciation and amortization		60,234	66,333

Cost of sales		436,605	311,629

Gross profit		129,162	107,600
Administration		42,231	45,213
Impairment charge	6	5,688	—
Exploration		11,777	14,420
Research and development		1,827	1,272
Gain on sale of assets		(18)	(1,110)

Earnings from operations		67,657	47,805
Finance costs	10	(25,232)	(23,467)
Loss on derivatives	16	(142,382)	(58,888)
Finance income		2,202	1,145
Share of earnings (loss) from equity-accounted investees		17	(10,034)
Other income	11	42,511	1,628

Loss before income taxes		(55,227)	(41,811)
Income tax recovery	12	(45,387)	(45,376)

Net earnings (loss) from continuing operations		(9,840)	3,565
Net earnings from discontinued operation	4	—	127,243

Net earnings (loss)		$(9,840)	$130,808

Net earnings (loss) attributable to:
Equity holders		$(8,903)	$131,337
Non-controlling interest		(937)	(529)

Net earnings (loss)		$(9,840)	$130,808

Earnings (loss) per common share attributable to equity holders
Continuing operations		(0.02)	0.01
Discontinued operation		—	0.32

Total basic earnings (loss) per share	13	$(0.02)	$0.33

Continuing operations		(0.02)	0.01
Discontinued operation		—	0.32

Total diluted earnings (loss) per share	13	$(0.02)	$0.33

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive income

(Unaudited)		Three months ended
($Cdn thousands)	Note	Mar 31/15	Mar 31/14
Net earnings (loss)		$(9,840)	$130,808
Other comprehensive income (loss), net of taxes	12
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		66,040	80,536
Gains on derivatives designated as cash flow hedges transferred to net earnings—discontinued operation		—	(300)
Unrealized gains (losses) on available-for-sale assets		44	(80)

Other comprehensive income, net of taxes		66,084	80,156

Total comprehensive income		$56,244	$210,964

Comprehensive income from continuing operations		$56,244	$84,021
Comprehensive income from discontinued operation	4	—	126,943

Total comprehensive income		$56,244	$210,964

Other comprehensive income (loss) attributable to:
Equity holders		$66,123	$80,113
Non-controlling interest		(39)	43

Other comprehensive income for the period		$66,084	$80,156

Total comprehensive income (loss) attributable to:
Equity holders		$57,220	$211,450
Non-controlling interest		(976)	(486)

Total comprehensive income for the period		$56,244	$210,964

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Mar 31/15	Dec 31/14
Assets
Current assets
Cash and cash equivalents		$557,886	$566,583
Accounts receivable		345,116	455,002
Current tax assets		5,572	3,096
Inventories	5	1,040,764	902,278
Supplies and prepaid expenses		143,068	130,406
Current portion of long-term receivables, investments and other	6	15,067	10,341

Total current assets		2,107,473	2,067,706

Property, plant and equipment		5,423,275	5,291,021
Goodwill and intangible assets		211,965	201,102
Long-term receivables, investments and other	6	465,787	423,280
Investment in equity-accounted investee		3,247	3,230
Deferred tax assets		541,984	486,328

Total non-current assets		6,646,258	6,404,961

Total assets		$8,753,731	$8,472,667

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$414,922	$316,258
Current tax liabilities		11,524	51,719
Dividends payable		39,579	39,579
Current portion of other liabilities	7	184,560	87,883
Current portion of provisions	8	21,528	20,375

Total current liabilities		672,113	515,814

Long-term debt		1,491,450	1,491,198
Other liabilities	7	208,657	172,034
Provisions	8	898,830	825,935
Deferred tax liabilities		21,788	23,882

Total non-current liabilities		2,620,725	2,513,049

Shareholders’ equity
Share capital		1,862,646	1,862,646
Contributed surplus		197,236	196,815
Retained earnings		3,284,620	3,333,099
Other components of equity		117,207	51,084

Total shareholders’ equity attributable to equity holders		5,461,709	5,443,644
Non-controlling interest		(816)	160

Total shareholders’ equity		5,460,893	5,443,804

Total liabilities and shareholders’ equity		$8,753,731	$8,472,667

Commitments and contingencies [notes 8, 12]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Cash flow hedges	Available- for- sale assets	Total	Non- controlling interest	Total equity
Balance at January 1, 2015	$1,862,646	$196,815	$3,333,099	$51,667	$—	$(583)	$5,443,644	$160	$5,443,804
Net loss	—	—	(8,903)	—	—	—	(8,903)	(937)	(9,840)
Other comprehensive income (loss)	—	—	—	66,079	—	44	66,123	(39)	66,084

Total comprehensive income for the period	—	—	(8,903)	66,079	—	44	57,220	(976)	56,244

Share-based compensation	—	4,974	—	—	—	—	4,974	—	4,974
Share options exercised	—	(4,553)	—	—	—	—	(4,553)	—	(4,553)
Dividends	—	—	(39,576)	—	—	—	(39,576)	—	(39,576)

Balance at March 31, 2015	$1,862,646	$197,236	$3,284,620	$117,746	$—	$(539)	$5,461,709	$(816)	$5,460,893

Balance at January 1, 2014	$1,854,671	$186,382	$3,314,049	$(7,165)	$300	$28	$5,348,265	$1,129	$5,349,394
Net earnings (loss)	—	—	131,337	—	—	—	131,337	(529)	130,808
Other comprehensive income (loss)	—	—	—	80,493	(300)	(80)	80,113	43	80,156

Total comprehensive income for the period	—	—	131,337	80,493	(300)	(80)	211,450	(486)	210,964

Share-based compensation	—	4,878	—	—	—	—	4,878	—	4,878
Share options exercised	6,916	(3,672)	—	—	—	—	3,244	—	3,244
Dividends	—	—	(39,496)	—	—	—	(39,496)	—	(39,496)

Balance at March 31, 2014	$1,861,587	$187,588	$3,405,890	$73,328	$0	$(52)	$5,528,341	$643	$5,528,984

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)		Three months ended
($Cdn thousands)	Note	Mar 31/15	Mar 31/14
Operating activities
Net earnings (loss)		$(9,840)	$130,808
Adjustments for:
Depreciation and amortization		60,234	66,333
Deferred charges		1,390	(3,059)
Unrealized loss on derivatives		108,810	30,799
Share-based compensation	15	4,974	4,878
Gain on disposal of assets		(18)	(1,110)
Finance costs	10	25,232	23,467
Finance income		(2,202)	(1,145)
Share of loss (earnings) from equity-accounted investees		(17)	10,034
Impairment charge	6	5,688	—
Other income	11	(42,211)	(19,932)
Discontinued operation	4	—	(127,243)
Income tax recovery	12	(45,387)	(45,376)
Interest received		1,891	746
Income taxes paid		(92,145)	(109,218)
Other operating items	14	117,157	47,006

Net cash provided by operations		133,556	6,988

Investing activities
Additions to property, plant and equipment		(97,602)	(111,909)
Increase in short-term investments		—	(109,416)
Decrease in long-term receivables, investments and other		3,990	1,527
Proceeds from sale of property, plant and equipment		82	(22)

Net cash used in investing (continuing operations)		(93,530)	(219,820)
Net cash provided by investing (discontinued operation)	4	—	447,096

Net cash provided by (used in) investing		(93,530)	227,276

Financing activities
Decrease in debt		—	(10,744)
Interest paid		(14,177)	(21,269)
Proceeds from issuance of shares, stock option plan		—	5,392
Dividends paid		(39,576)	(39,504)

Net cash used in financing		(53,753)	(66,125)

Increase (decrease) in cash and cash equivalents net of bank overdraft, during the year		(13,727)	168,139
Exchange rate changes on foreign currency cash balances		5,030	1,274
Cash and cash equivalents, net of bank overdraft, beginning of year		566,583	187,909

Cash and cash equivalents, net of bank overdraft, end of year		$557,886	$357,322

Cash and cash equivalents is comprised of:
Cash		$76,129	$63,176
Cash equivalents		481,757	314,927

Cash and cash equivalents		$557,886	$378,103
Bank overdraft		—	(20,781)

Cash and cash equivalents and bank overdraft		$557,886	$357,322

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended March 31, 2015 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries.

2. Significant accounting policies

A. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2014.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on April 28, 2015.

B. Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments at fair value through profit and loss	Fair value
Non-derivative financial instruments at fair value through profit and loss	Fairvalue
Available-for-sale financial assets	Fairvalue
Liabilities for cash-settled share-based payment arrangements	Fairvalue
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2014.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2014 consolidated financial statements.

3. Accounting standards

New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the period ended March 31, 2015 and have not been applied in preparing these condensed consolidated interim financial statements. The following standards and amendments to existing standards have been published and are mandatory for Cameco’s accounting periods beginning on or after January 1, 2016, unless otherwise noted. Cameco does not intend to early adopt any of the following amendments to existing standards and does not expect the amendments to have a material impact on the financial statements, unless otherwise noted.

i. Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets. The amendments are to be applied prospectively. The amendments clarify the factors to be considered in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate.

ii. Joint arrangements

In May 2014, the IASB issued amendments to IFRS 11, Joint Arrangements (IFRS 11). The amendments in IFRS 11 are to be applied prospectively. The amendments clarify the accounting for the acquisition of interests in joint operations and require the acquirer to apply the principles of business combinations accounting in IFRS 3, Business Combinations.

iii. Sale or contribution of assets

In September 2014, the IASB issued amendments to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures. The amendments provide clarification on the recognition of gains or losses upon the sale or contribution of assets between an investor and its associate or joint venture.

iv. Noncurrent assets held for sale and discontinued operations

In September 2014, the IASB issued amendments to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations (IFRS 5). The amendments are to be applied prospectively, with earlier application permitted. Assets are generally disposed of either through sale or through distribution to owners. The amendments to IFRS 5 clarify the application of IFRS 5 when changing from one of these disposal methods to the other.

v. Financial instruments disclosures

In September 2014, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7). The amendments in IFRS 7 are to be applied retrospectively, with earlier application permitted. The amendments to IFRS 7 clarify the disclosure required for any continuing involvement in a transferred asset that has been derecognized. The amendments also provide guidance on disclosures regarding the offsetting of financial assets and financial liabilities in interim financial reports.

vi. Interim financial reporting

In September 2014, the IASB issued amendments to IAS 34, Interim Financial Reporting (IAS 34). The amendments to IAS 34 are to be applied retrospectively, with earlier application permitted. The amendments provide additional guidance on interim disclosures and whether they are provided in the interim financial statements or incorporated by cross-reference between the interim financial statements and other financial disclosures.

vii. Revenue

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The extent of the impact of adoption of IFRS 15 has not yet been determined.

viii. Financial instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments (IFRS 9). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption of the new standard permitted. Cameco does not intend to early adopt IFRS 9. The extent of the impact of adoption of IFRS 9 has not yet been determined.

4. Discontinued operation

On March 27, 2014, Cameco completed the sale of its 31.6% limited partnership interest in Bruce Power L.P. (BPLP) which operates the four Bruce B nuclear reactors in Ontario. The aggregate sale price for Cameco’s interest in BPLP and certain related entities was $450,000,000. The sale was accounted for effective January 1, 2014. Cameco received net proceeds of approximately $447,096,000 and realized an after tax gain of $127,243,000 on this divestiture.

As a result of the transaction, Cameco presented the results of BPLP as a discontinued operation and revised its statement of earnings, statement of comprehensive income and statement of cash flows to reflect this change in presentation. Net earnings from this discontinued operation are as follows:

	Three months ended
	Mar 31/15	Mar 31/14
Share of earnings from BPLP and related entities	$—	$—
Tax expense	—	—
	—	—
Gain on disposal of BPLP and related entities	—	144,912
Tax expense on disposal	—	17,669
	—	127,243
Net earnings from discontinued operation	$—	$127,243

5. Inventories

	Mar 31/15	Dec 31/14
Uranium
Concentrate	$587,888	$500,342
Broken ore	43,962	21,289

	631,850	521,631
NUKEM	271,097	251,942
Fuel services	137,817	128,705

Total	$1,040,764	$902,278

Cameco expensed $418,200,000 of inventory as cost of sales during the first quarter of 2015 (2014—$275,000,000). Included in cost of sales is a $2,600,000 net recovery, resulting from the reversal of previous NUKEM inventory write-downs which Cameco recorded to reflect net realizable value (2014—$6,000,000 write-down).

NUKEM enters into financing arrangements where future receivables arising from certain sales contracts are sold to financial institutions in exchange for cash. These arrangements require NUKEM to satisfy its delivery obligations under the sales contracts, which are recognized as deferred sales (note 7). In some of the arrangements, NUKEM is also required to pledge the underlying inventory as security against these performance obligations. As of March 31, 2015, NUKEM had $64,687,000 (US) (December 31, 2014—$64,687,000 (US)) of inventory pledged as security under financing arrangements.

6. Long-term receivables, investments and other

	Mar 31/15	Dec 31/14
Investments in equity securities [note 16]	$963	$6,601
Derivatives [note 16]	11,603	3,889
Advances receivable from JV Inkai LLP [note 18]	93,498	91,672
Investment tax credits	92,199	90,658
Amounts receivable related to tax dispute [note 12]	248,351	211,604
Other	34,240	29,197

	480,854	433,621
Less current portion	(15,067)	(10,341)

Net	$465,787	$423,280

In 2014, GoviEx Uranium (GoviEx) became listed on the Canadian Securities Exchange. With the availability of a quoted market price, Cameco determined that there was a significant decline in the fair value of its investment in GoviEx. As a result, an impairment charge of $5,688,000 was recorded during the first quarter of 2015 (2014—nil).

7. Other liabilities

	Mar 31/15	Dec 31/14
Deferred sales	$135,775	$123,298
Derivatives [note 16]	185,159	67,916
Accrued pension and post-retirement benefit liability	64,685	61,670
Other	7,598	7,033

	393,217	259,917
Less current portion	(184,560)	(87,883)

Net	$208,657	$172,034

Deferred sales includes $92,299,000 (US) (December 31, 2014—$92,299,000 (US)) of performance obligations relating to financing arrangements entered into by NUKEM (note 5).

8. Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$828,015	$18,295	$846,310
Changes in estimates and discount rates	42,880	203	43,083
Provisions used during the period	(1,715)	(6)	(1,721)
Unwinding of discount	5,144	82	5,226
Impact of foreign exchange	27,460	—	27,460

End of year	$901,784	$18,574	$920,358

Current	$19,681	$1,847	$21,528
Non-current	882,103	16,727	898,830

	$901,784	$18,574	$920,358

9. Share capital

At March 31, 2015, there were 395,792,522 common shares outstanding. Options in respect of 8,749,954 shares are outstanding under the stock option plan and are exercisable up to 2023. For the quarter ended March 31, 2015, there were no options that were exercised resulting in the issuance of shares (2014—273,635).

10. Finance costs

	Three months ended
	Mar 31/15	Mar 31/14
Interest on long-term debt	$18,542	$15,651
Unwinding of discount on provisions	5,226	5,114
Other charges	1,446	1,417
Interest on short-term debt	18	1,285

Total	$25,232	$23,467

11. Other income

	Three months ended
	Mar 31/15	Mar 31/14
Foreign exchange gains	$(42,211)	$(19,452)
Contract termination fee	—	18,304
Other	(300)	(480)

Total	$(42,511)	$(1,628)

In the first quarter of 2014, Cameco recorded an early termination fee of $18,304,000 incurred as a result of the cancellation of our toll conversion agreement with Springfields Fuels Ltd., which was to expire in 2016.

12. Income taxes

	Three months ended
	Mar 31/15	Mar 31/14
Earnings (loss) from continuing operations before income taxes
Canada	$(210,345)	$(186,030)
Foreign	155,118	144,219

	$(55,227)	$(41,811)

Current income taxes (recovery)
Canada	$910	$(5,130)
Foreign	8,702	8,169

	$9,612	$3,039
Deferred income tax recovery
Canada	$(54,487)	$(43,438)
Foreign	(512)	(4,977)

	$(54,999)	$(48,415)

Income tax recovery	$(45,387)	$(45,376)

Cameco has recorded $541,984,000 of deferred tax assets (December 31, 2014—486,328,000). Based on projections of future income, realization of these deferred tax assets is probable and consequently a deferred tax asset has been recorded.

Canada

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2009, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $2,795,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2009 in the amount of $229,300,000. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will require Cameco to make future remittances on receipt of the reassessments.

Using the methodology we believe that CRA will continue to apply and including the $2,795,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $6,600,000,000 for the years 2003 through 2014, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $1,900,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2009. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,450,000,000 and $1,500,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. While in dispute, we would be responsible for remitting 50% of the cash taxes and transfer pricing penalties (between $725,000,000 and $750,000,000), plus related interest and instalment penalties assessed, which would be material to Cameco. As an alternative to paying cash, we are exploring the possibility of providing security in the form of letters of credit to satisfy our requirements under these provisions.

Under Canadian federal and provincial tax rules, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions and tax loss carryovers. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $248,351,000 already paid as at March 31, 2015 (December 31, 2014—$211,604,000) (note 6).

The case on the 2003 reassessment is expected to go to trial in 2016. If this timing is adhered to, we expect to have a Tax Court decision within six to 18 months after the trial is complete.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect and Cameco is contesting CRA’s position and expects to recover any amounts remitted as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $87,000,000. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax rules.

United States

In February 2015, one of Cameco’s subsidiaries received a Revenue Agent’s Report (RAR) from the Internal Revenue Service (IRS) pertaining to the 2009 taxation year. The RAR lists the IRS’ proposed adjustments to taxable income and calculates tax and penalties owing based on the proposed adjustments.

The proposed adjustments reflected in the RAR are focused on transfer pricing in respect of certain intercompany transactions within our corporate structure. The IRS asserts that a portion of the non-US income reported under our corporate structure and taxed outside the US should be recognized and taxed in the US. Having regard to advice from its external advisors, management believes that the conclusions of the IRS in the RAR are incorrect and is contesting them in an administrative appeal of the proposed adjustments. No cash payments are required while pursuing an administrative appeal. Management believes that the ultimate resolution of this matter will not be material to our financial position, results of operations or liquidity in the year(s) of resolution.

Other comprehensive income

Other comprehensive income included on the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

For the three months ended March 31, 2015

	Before tax	Income tax expense	Net of tax
Exchange differences on translation of foreign operations	$66,040	$—	$66,040
Unrealized gains on available-for-sale assets	51	(7)	44

	$66,091	$(7)	$66,084

For the three months ended March 31, 2014

	Before tax	Income tax recovery	Net of tax
Exchange differences on translation of foreign operations	$80,536	$—	$80,536
Gains on derivatives designated as cash flow hedges transferred to net earnings—discontinued operation	(400)	100	(300)
Unrealized losses on available-for-sale assets	(93)	13	(80)

	$80,043	$113	$80,156

13. Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2015 was 395,792,522 (2014—395,615,466).

	Three months ended
	Mar 31/15	Mar 31/14
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$(8,903)	$131,337
Weighted average common shares outstanding	395,793	395,615

Basic earnings (loss) per common share	$(0.02)	$0.33

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$(8,903)	$131,337
Weighted average common shares outstanding	395,793	395,615
Dilutive effect of stock options	—	653

Weighted average common shares outstanding, assuming dilution	395,793	396,268

Diluted earnings (loss) per common share	$(0.02)	$0.33

14. Statements of cash flows

	Three months ended
	Mar 31/15	Mar 31/14
Changes in non-cash working capital:
Accounts receivable	$107,082	$163,040
Inventories	(85,847)	(92,132)
Supplies and prepaid expenses	(10,882)	55,951
Accounts payable and accrued liabilities	100,224	(70,828)
Reclamation payments	(1,553)	(1,586)
Amortization of purchase price allocation	(1,956)	(1,672)
Other	10,089	(5,767)

Other operating items	$117,157	$47,006

15. Share-based compensation plans

A. Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,870,079 shares have been issued.

B. Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market or cash, at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of March 31, 2015, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 791,071 (December 31, 2014—620,654).

C. Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. As of March 31, 2015, the total number of RSUs held by the participants was 494,572 (December 31, 2014—246,394).

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended
	Mar 31/15	Mar 31/14
Stock option plan	$2,611	$3,532
Performance share unit plan	1,428	936
Restricted share unit plan	935	410

	$4,974	$4,878

Fair value measurement of equity-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of options granted under the stock option plan was measured based on the Black-Scholes option-pricing model. The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock option plan	PSU	RSU
Number of options granted	965,823	336,602	295,662
Average strike price	$19.30	—	$18.89
Expected dividend	$0.40	—	—
Expected volatility	32%	29%	—
Risk-free interest rate	0.7%	0.5%	—
Expected life of option	4.5 years	3 years	—
Expected forfeitures	7%	5%	5%
Weighted average grant date fair values	$4.30	$18.88	$18.89

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices, production targets and cost control have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

16. Financial instruments and related risk management

A. Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at March 31, 2015

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 6]
Foreign currency contracts	$844	$—	$844	$844
Interest rate contracts	10,759	—	10,759	10,759
Investments in equity securities [note 6]	963	963	—	963
Derivative liabilities [note 7]
Foreign currency contracts	(184,652)	—	(184,652)	(184,652)
Other	(507)	—	(507)	(507)

Net	$(172,593)	$963	$(173,556)	$(172,593)

As at December 31, 2014

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 6]
Foreign currency contracts	$911	$—	$911	$911
Interest rate contracts	2,978	—	2,978	2,978
Investments in equity securities [note 6]	6,601	6,601	—	6,601
Derivative liabilities [note 7]
Foreign currency contracts	(67,916)	—	(67,916)	(67,916)

Net	$(57,426)	$6,601	$(64,027)	$(57,426)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B. Financial instruments measured at fair value

Cameco measures its short-term investments, derivative financial instruments and material investments in equity securities at fair value. Short-term investments and investments in publicly held equity securities are classified as a recurring level 1 fair value measurement and derivative financial instruments are classified as a recurring level 2 fair value measurement.

Short-term investments represent available-for-sale money market instruments. The fair value of these instruments is determined using quoted market yields as of the reporting date. The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date.

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts and interest rate caps. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves. The fair value of interest rate caps is determined based on broker quotes observed in active markets at the reporting date.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

GoviEx is listed on the Canadian Securities Exchange and as a result the Company has measured its investment at fair value as of the reporting date.

C. Financial instruments not measured at fair value

The carrying value of Cameco’s cash and cash equivalents, receivables, payables and accrued liabilities is assumed to approximate the fair value as a result of the short-term nature of the instruments. The carrying value of Cameco’s long-term debt (debentures) is assumed to approximate the fair value as a result of the variable interest rate associated with the instruments or the fixed interest rate of the instruments being similar to market rates.

D. Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Mar 31/15	Dec 31/14
Non-hedge derivatives:
Foreign currency contracts	$(183,808)	$(67,005)
Interest rate contracts	10,759	2,978
Other	(507)	—

Net	$(173,556)	$(64,027)

Classification:
Current portion of long-term receivables, investments and other [note 6]	$4,143	$500
Long-term receivables, investments and other [note 6]	7,460	3,389
Current portion of other liabilities [note 7]	(146,580)	(53,873)
Other liabilities [note 7]	(38,579)	(14,043)

Net	$(173,556)	$(64,027)

The following table summarizes the different components of the loss on derivatives included in net earnings:

	Three months ended
	Mar 31/15	Mar 31/14
Non-hedge derivatives:
Foreign currency contracts	$(151,678)	$(58,964)
Interest rate contracts	9,096	60
Share purchase options	—	16
Other	200	—

Net	$(142,382)	$(58,888)

17. Segmented information

Cameco has three reportable segments: uranium, fuel services and NUKEM. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The NUKEM segment acts as a market intermediary between uranium producers and nuclear-electric utilities.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business segments

For the three months ended March 31, 2015

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$367,868	$66,371	$97,104	$34,424	$565,767
Expenses
Cost of products and services sold	204,249	52,040	86,909	33,173	376,371
Depreciation and amortization	50,125	6,680	(502)	3,931	60,234

Cost of sales	254,374	58,720	86,407	37,104	436,605

Gross profit (loss)	113,494	7,651	10,697	(2,680)	129,162
Administration	—	—	3,464	38,767	42,231
Impairment charge	5,688	—	—	—	5,688
Exploration	11,777	—	—	—	11,777
Research and development	—	—	—	1,827	1,827
Gain on sale of assets	(6)	(12)	—	—	(18)
Finance costs	—	—	1,183	24,049	25,232
Loss (gain) on derivatives	—	—	(280)	142,662	142,382
Finance income	—	—	—	(2,202)	(2,202)
Share of earnings from equity-accounted investee	(17)	—	—	—	(17)
Other expense (income)	(300)	—	598	(42,809)	(42,511)

Earnings (loss) before income taxes	96,352	7,663	5,732	(164,974)	(55,227)
Income tax recovery					(45,387)

Net loss					$(9,840)

For the three months ended March 31, 2014

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$348,125	$40,279	$31,790	$(965)	$419,229
Expenses
Cost of products and services sold	180,921	33,659	32,204	(1,488)	245,296
Depreciation and amortization	48,322	4,725	2,694	10,592	66,333

Cost of sales	229,243	38,384	34,898	9,104	311,629

Gross profit (loss)	118,882	1,895	(3,108)	(10,069)	107,600
Administration	—	—	3,454	41,759	45,213
Exploration	14,420	—	—	—	14,420
Research and development	—	—	—	1,272	1,272
Gain on sale of assets	(1,110)	—	—	—	(1,110)
Finance costs	—	—	1,194	22,273	23,467
Loss on derivatives	—	—	955	57,933	58,888
Finance income	—	—	—	(1,145)	(1,145)
Share of loss from equity-accounted investees	74	9,960	—	—	10,034
Other expense (income)	(480)	18,304	(957)	(18,495)	(1,628)

Earnings (loss) before income taxes	105,978	(26,369)	(7,754)	(113,666)	(41,811)
Income tax recovery					(45,376)

Net earnings from continuing operations					$3,565

18. Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Related party transactions

	Transaction value		Balance outstanding
	Three months ended		as at
	Mar 31/15	Mar 31/14	Mar 31/15	Mar 31/14
Joint arrangements
Interest income (Inkai) (a)	$482	$530	$93,498	$96,457
Associates
Interest expense	—	(5)	—	—

(a)	Disclosures in respect of transactions with joint arrangements represent the amount of such transactions which do not eliminate on proportionate consolidation.

Through unsecured shareholder loans, Cameco has agreed to fund Inkai’s project development costs as well as further evaluation on block 3. The limits of the loan facilities are $229,650,000 (US) and advances under these facilities bear interest at a rate of LIBOR plus 2%. At March 31, 2015, $184,298,000 (US) of principal and interest was outstanding (December 31, 2014—$197,551,000 (US)).